UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 000-52899

CUSIP NUMBER 67060M 107

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: June 30, 2017

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nutrastar International Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4/F Yushan Plaza, 51 Yushan Road, Nangang District
Address of Principal Executive Office (Street and Number)

Harbin, China 150090
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the registrant's Form 8-K filed on April 5, 2016, on March 21, 2016, the registrant's Board resolved to undertake an investigation into the registrant's operations and assets and those of its subsidiaries in China and into the activities of registrant's former CEO and significant stockholder, Ms. Lianyun Han, as those activities relate to the registrant and its subsidiaries, to identify the location of the registrant's and its subsidiaries' assets and potentially seize control of the registrant's and its subsidiaries' assets from the CEO. The registrant filed Form 8-K's to provide updates on the status of the investigation on October 17, 2016 and December 13, 2016. As disclosed in the Form 8-K's, the registrant has delayed the release of its 2015 financial results due to the pending investigation and does not anticipate filing its Form 10-K, or any quarterly or annual reports for quarterly or an nual periods thereafter, including the Form 10-Q for the quarter ended June 30, 2017, until after the conclusion of the investigation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Y. Tristan Kuo	443	831-3385
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[           ] Yes [ x ] No

Form 10-Q for quarter ended March 31, 2017, Form 10-K for fiscal year ended December 31, 2015, Form 10-Q for quarter ended March 31, 2016, Form 10-Q for quarter ended June 30, 2016 and Form 10-Q for quarter ended September 30, 2016, Form 10-K for fiscal year ended December 31, 2016.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NUTRASTAR INTERNATIONAL INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2017	By:	/s/ Y. Tristan Kuo
Y. Tristan Kuo
	Title:	VP of Investor Relations